SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated December 4, 2009

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1359068	December 3, 2009
2.	HUG Regulatory Announcement	1357648	November 30, 2009

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SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	15:37 03-Dec-2009
Number	HUG1359068

Holding(s) in Company

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Elementis Plc
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	YES
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):		
3. Full name of person(s) subject to the notification obligation: iii	JPMorgan Asset Management Holdings Inc.
4. Full name of shareholder(s) (if different from 3.):iv	JPMorgan Asset Management (UK) Limited
5. Date of the transaction and	

date on which the threshold is crossed or reached: v	02 December 2009
6. Date on which issuer notified:	03 December 2009
7. Threshold(s) that is/are crossed or reached: vi, vii	5% upwards

8. Notified details:

A: Voting rights attached to shares viii, ix

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the tri			
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		%
			Direct	Direct xi	Indirect xii	Di
GB0002418548	22,035,867	22,035,867			22,480,841	

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ convert

C: Financial Instruments with similar economic effect to Qualifying Financial Instr

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to

Total (A+B+C)

Number of voting rights	Percentage of voting rights
22,480,841	5.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
Total disclosable holding for JPMorgan Asset Management Holdings Inc : 22,480,841 (5.02%) JPMorgan Asset Management (UK) Limited: 22,480,841 (5.02%)
Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	Tracey Young
15. Contact telephone number:	020 7777 0424

Note: Annex should only be submitted to the FSA not the issuer
Annex: Notification of major interests in sharesxxii
A: Identity of the persons or legal entity subject to the notification obligation

Full name (including legal form of legal entities)	JPMorgan Asset Management Holdings Inc.

Contact address (registered office for legal entities)	270 Park Avenue, New York, NY10017
Phone number & email	001 212 270 6000
Other useful information (at least legal representative for legal persons)	N/A

B: Identity of the notifier, if applicable	
Full name	Tracey Young
Contact address	JPMorgan Chase, 13th Floor, 125 London Wall, London, EC2Y 5AJ
Phone number & email	020 7777 0424 tracey.l.young@jpmorgan.com
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	N/A

C: Additional information

N/A

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

3 December 2009

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SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Total voting rights
Released	13:00 30-Nov-2009
Number	HUG1357648

Total voting rights

Elementis plc ("the Company")

In accordance with the provisions of the Financial Services Authority's Disclosure and Transparency rules, the Company announces that it has an issued and voting share capital of 448,122,866 ordinary shares of 5p each at 30 November 2009. The Company holds no such ordinary shares as treasury shares.

The above figure (448,122,866) may be used by shareholders as the denominator when calculating their interests in the Company for the purpose of determining whether they are required to notify their interest under the FSA's Disclosure and Transparency Rules.

Wai Wong
Company Secretary
020 7408 9303

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This announcement was originally distributed by Hugin. The issuer is solely responsible for the content of this announcement.

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